UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Graybug Vision, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

38942Q103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38942Q103	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON CVF 2018, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 1,068,230
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 1,068,230

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,068,230
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 38942Q103	13G	Page 3 of 6 Pages

1.	NAME OF REPORTING PERSON HCC Manager, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 1,068,230(1)
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 1,068,230(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,068,230(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.	TYPE OF REPORTING PERSON HC

(1)	Comprised of 1,068,230 shares held by CVF 2018 LLC, for which HCC Manager LLC serves as manager.

CUSIP No. 38942Q103	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

Graybug Vision, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

275 Shoreline Drive, Suite 450, Redwood City, CA, 94065

Item 2(a).	Name of Person Filing:

1) CVF 2018, LLC (“CVF 2018”) 2) HCC Manager LLC (“HCC Manager”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601

Item 2(c).	Citizenship:

1) Delaware 2) Illinois

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number:

38942Q103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), indicate type of person filing.

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: See row 9 of the cover pages.

(b) Percent of class: See row 11 of the cover pages.

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: See row 5 of the cover pages.

(ii) Shared power to vote or direct the vote: See row 6 of the cover page.

(iii) Sole power to dispose or to direct the disposition of: See row 7 of the cover pages.

(iv) Shared power to dispose or to direct the disposition of: See row 8 of the cover pages.

CUSIP No. 38942Q103	13G	Page 5 of 6 Pages

Percent of class is based on (i) the number of shares that may be deemed to be beneficially owned by CVF 2018 as of December 31, 2020 and (ii) the number of shares of common stock outstanding as of November 6, 2020 (20,979,265 shares) as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2021	CVF 2018, LLC

	By:	/s/Richard H. Robb
	Name:	Richard H. Robb
	Title:	President

HCC Manager LLC

	By:	/s/James S. Crown
	Name:	James S. Crown
	Title:	Manager